UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1

Under the Investment Company Act of 1940

Smead Funds Trust

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of election to be duly signed on its behalf in the City of Seattle and State of Washington on the 1st day of August, 2014

SMEAD FUNDS TRUST

/s/ William W. Smead

By: William W. Smead

       President, Chairman and

       Chief Executive Officer

Attest:	/s/ Cole Smead
By:	Cole Smead
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer